Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215

FOR IMMEDIATE RELEASE
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CONTACT:  336-584-5171              SHAREHOLDER DIRECT: 800-LAB-0401
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MEDIA - CYNTHIA JAY, Ext. 5052                          www.labcorp.com
INVESTORS - PAMELA SHERRY, Ext. 4855

   LABCORP-REGISTERED TRADEMARK- ENDS AGREEMENT WITH UNIVERSAL
              STANDARD HEALTHCARE OF MICHIGAN, INC.

BURLINGTON, NC --MARCH 30, 1999 -- Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE: LH), headquartered in Burlington, North Carolina, terminated its August 3, 1998, laboratory services agreement with Universal Standard Healthcare of Michigan, Inc. (Universal). The notice of termination was effective March 30, 1999, but in the interest of providing for continuity of patient care, LabCorp will continue testing covered under Universal plans until April 13, 1999. This termination is a result of breaches of the agreement by Universal.
     The breaches include Universal's failure to pay significant, overdue balances for testing services performed by LabCorp. LabCorp has provided written notification to Universal concerning nonpayment and other breaches, but Universal has not responded with payment or remedied the other breaches.
     Additionally, Stevan R. Stark, executive vice president of sales and marketing for LabCorp, has resigned from the Board of Directors of Universal, effective March 29, 1999. He said of the agreement termination, "Our goal is to make the termination of this relationship with Universal as smooth as possible for patients. We will do everything we can to support continuity of laboratory services with as little disruption to patient care as possible."
     Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.6 billion in 1998. With 18,000 employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests, ranging from simple blood analyses to more sophisticated technologies. In addition to the major testing sites, the Center for Molecular Biology and Pathology, LabCorp's leading-edge esoteric testing facility located in Research Triangle Park, North Carolina, develops applications for polymerase chain reaction (PCR) technology, a revolutionary technique used to produce some of the most sensitive diagnostic tests ever developed. LabCorp's clients include physicians, state and federal governments, managed care organizations, hospitals, clinics, pharmaceutical and many Fortune 1000 companies, and other clinical laboratories.
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